Exhibit 99.9

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

February 24, 2011

Nexen Inc.

801-7th Avenue S.W.

Calgary, Alberta T2P 3P7

Board of Directors:

We hereby consent to the use of and reference to McDaniel and Associates Ltd., and the information derived from our reports evaluating certain Canadian oil and gas properties owned by Nexen Inc. (the “Corporation”) and our audit of the Corporation’s Syncrude property ownership, contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of the Corporation dated February 16, 2011, which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574, (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-142670, 333-142652 and 333-84786, and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-159551), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable.

Sincerely,

McDaniel & Associates Consultants Ltd.

/s/ P. A. Welch

P. A. Welch, P. Eng.